Filed by F.N.B. Corporation
Filed Pursuant to Rule 425(a)
and deemed filed pursuant to Rule 13a-4
Registration No. 333-124121
Subject companies: FNB Financial Services, LP
FNB FINANCIAL SERVICES, LP
$350,000,000
SUBORDINATED TERM NOTES AND DAILY NOTES
F.N.B. CORPORATION
SUBORDINATED TERM NOTES AND DAILY NOTES
     Pursuant to a prospectus, first sent on or about August 19, 2005, FNB Financial Services, LP was offering to exchange its subordinated notes for currently outstanding, corresponding subordinated notes of F.N.B. Corporation (“FNB”). The exchange offer expired at 5:00 p.m., New York City time, on June 30, 2006.
     As of the most recent practicable date, $26 million aggregate principal amount of the outstanding FNB notes were still outstanding and $128 million aggregate principal amount of the new notes were outstanding. 83% of the former holders of outstanding FNB notes have exchanged their notes for new notes.
     Although the exchange offer is over, FNB Financial Services, LP is offering its Series 2006 subordinated notes pursuant to a prospectus dated July 1, 2006.